--------------------------------------------------------------------------------
                    OFFICE OF THE COMPTROLLER OF THE CURRENCY
                             WASHINGTON, D.C. 20219

                                   FORM 10-QSB

(Mark One)

[ X ] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the quarterly period ended June 30, 1998
                                       ---------------
[   ]    TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE EXCHANGE ACT



                       CAPITAL BANK, NATIONAL ASSOCIATION
         ----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)

    Rockville, MD                                     52-0989458
 -----------------------------                    ---------------------
(State or other jurisdiction of                     (IRS Employer
incorporation or origination)                       Identification No.)

                     One Church Street, Rockville, MD 20850
          ----------------------------------------------------------------
                    (Address of principal executive offices)

                                 (301) 279-8900
                      --------------------------------------
                           (Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days. Yes X   No   .
                                                             ---    ---
As of June 30, 1998 there were 999,752 shares of the registrant's common stock outstanding.


--------------------------------------------------------------------------------

                               Page 1 of 64 Pages
                              Exhibit Index Page 15

                         PART I. FINANCIAL INFORMATION

ITEM1.

Capital Bank, N.A.
STATEMENTS OF CONDITION
--------------------------------------------------------------------------------


                                                                      June 30,      December 31,
-------------------------------------------------------------------------------------------------
                                                                       1998           1997
-------------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks                                          $   5,737,702    $   4,515,491
Federal funds sold                                                  25,400,000       26,800,000
-------------------------------------------------------------------------------------------------
  Total cash and cash equivalents                                   31,137,702       31,315,491
-------------------------------------------------------------------------------------------------
Securities:
  Available for sale: at market                                     28,495,368       27,443,174
  Held to maturity: at cost (market value - $ 0  and $500,950)               0          500,000
-------------------------------------------------------------------------------------------------
    Total securities                                                28,495,368       27,943,174
-------------------------------------------------------------------------------------------------
Loans                                                              106,235,697      100,739,353
  Less: Allowance for loan losses                                   (1,010,213)        (988,191)
        Deferred fees and unearned income                             (279,299)        (276,023)
-------------------------------------------------------------------------------------------------
    Loans, net                                                     104,946,185       99,475,139
-------------------------------------------------------------------------------------------------
Premises and equipment, net                                          1,244,214        1,312,070
Other real estate owned                                                115,336          105,351
Accrued interest and other assets                                    1,233,613        1,335,418
-------------------------------------------------------------------------------------------------
   Total Assets                                                  $ 167,172,418    $ 161,486,643
=================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
   Non-interest-bearing deposits                                 $  25,872,816    $  24,743,649
   Savings, NOW and Money Market deposits                           44,892,820       46,890,313
   Other time deposits                                              64,477,493       57,340,344
-------------------------------------------------------------------------------------------------
    Total deposits                                                 135,243,129      128,974,306
-------------------------------------------------------------------------------------------------
Customer repurchase agreements                                      18,133,003       19,664,110
Other short-term borrowed funds                                        886,756        1,248,700
Other liabilities                                                    1,174,071          908,479
-------------------------------------------------------------------------------------------------
    Total liabilities                                              155,436,959      150,795,595
-------------------------------------------------------------------------------------------------

Stockholders' equity:
  Common stock - $6 par value
    Authorized - 2,000,000 ;
    Outstanding - 982,192 and 973,392 shares                         5,998,512        5,840,352
  Capital surplus                                                    2,832,897        2,760,427
  Retained earnings( accumulated deficit )                           2,881,896        2,059,889
  Net unrealized gain (loss) on securities available-for-sale           22,154           30,380
-------------------------------------------------------------------------------------------------
    Total stockholders' equity                                      11,735,459       10,691,048
-------------------------------------------------------------------------------------------------
    Total liabilities and
      stockholders' equity                                       $ 167,172,418    $ 161,486,643
=================================================================================================

See notes to financial statements

Capital Bank, N.A.
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                        Three Months Ended            Six Months Ended
                                                              June 30,                 June 30,
----------------------------------------------------------------------------------------------------------
                                                         1998          1997        1998          1997
----------------------------------------------------------------------------------------------------------
Interest Income:
  Loans                                             $  2,520,771   $ 2,265,334   $4,946,682   $4,453,448
  Taxable securities                                     416,817       365,187      830,489      709,456
  Tax-exempt loans                                         2,507         2,891        4,086        5,835
  Federal funds sold                                     255,917       153,017      526,661      273,086
----------------------------------------------------------------------------------------------------------
     Total interest income                             3,196,012     2,786,428    6,307,918    5,441,826
----------------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
  Savings, NOW and Money Market deposits                 357,153       302,245      722,250      565,147
  Time deposits                                          804,481       686,867    1,559,230    1,271,417
  Federal funds purchased and securities
    sold under agreements to repurchase                  190,661       138,254      407,407      300,793
  Other borrowed funds                                     7,000         8,500       16,500       15,000
----------------------------------------------------------------------------------------------------------
     Total interest expense                            1,359,294     1,135,866    2,705,387    2,152,357
----------------------------------------------------------------------------------------------------------
  Net interest income                                  1,836,718     1,650,562    3,602,531    3,289,469
  Provision for loan losses                               50,000        45,000      120,000       95,000
----------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses    1,786,718     1,605,562    3,482,531    3,194,469
----------------------------------------------------------------------------------------------------------

OTHER INCOME:
  Service charges on deposits                            151,053       118,084      306,146      235,613
  Fees on loans                                           56,910        66,397      109,199      110,987
  Gain (loss) on sale of investment securities              --            --           --          1,964
  Other operating income                                  10,948        10,498       29,765       21,199
----------------------------------------------------------------------------------------------------------
     Total other income                                  218,910       194,980      445,109      369,764
----------------------------------------------------------------------------------------------------------

OTHER EXPENSES:
  Salaries and employee benefits                         655,364       601,435    1,296,008    1,208,276
  Occupancy, net                                         191,783       202,831      387,169      415,344
  Furniture & equipment                                   66,672        71,489      134,350      140,383
  Advertising                                              3,739        18,344       18,770       36,521
  Audits & examinations                                     (437)       23,130       23,266       46,261
  Courier                                                 26,103        22,886       49,152       42,254
  Security & protection                                    8,796        20,043       24,746       43,580
  Data processing                                        102,063        93,432      214,872      190,741
  Director fees                                           13,100        13,200       25,700       26,100
  Travel                                                   5,170         2,368       12,052        9,292
  Stationary & supplies                                   21,634        26,081       44,565       47,505
  Communications                                          19,768        13,177       37,356       25,390
  Insurance                                               16,014        13,543       32,153       26,049
  Other real estate, net                                   7,908        27,293       10,777       58,132
  Other operating expenses                               152,558       119,871      268,697      247,572
----------------------------------------------------------------------------------------------------------
     Total other expenses                              1,290,235     1,269,123    2,579,633    2,563,400
----------------------------------------------------------------------------------------------------------
  Net income before income taxes                         715,393       531,419    1,348,007    1,000,833
  Provision (benefit) for Income taxes                   279,000       214,000      526,000      400,000
----------------------------------------------------------------------------------------------------------
Net income                                           $   436,393    $  317,419   $  822,007   $  600,833
==========================================================================================================
Income per common & common equivalent shares         $      0.43    $     0.32   $     0.82   $     0.61
==========================================================================================================
Weighted average number of shares outstanding          1,003,040       992,725    1,003,041      992,443
==========================================================================================================

See notes to financial statements

Capital Bank, N.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                   UNREALIZED
                                                                                     RETAINED     GAIN (LOSS)
                                                                                     EARNINGS     ON SECURITIES        TOTAL
                                               COMMON STOCK            CAPITAL     (ACCUMULATED    AVAILABLE-       STOCKHOLDERS'
                                           SHARES          AMOUNT        SURPLUS        DEFICIT)      FOR-SALE*         EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                   971,117   $  5,826,702   $  2,748,765   $    836,557   $     44,940    $  9,456,964

Issuance of common stock                     2,275         13,650         11,662           --             --            25,312

Net income                                    --             --             --        1,223,332           --         1,223,332

Change in unrealized loss
  on securities available-for-sale,
  net of applicable deferred
  income taxes                                --             --             --             --          (14,560)        (14,560)
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                 973,392      5,840,352      2,760,427      2,059,889         30,380      10,691,048

Issuance of common stock                    26,360        158,160         72,470           --             --           230,630

Net income                                    --             --             --          822,007           --           822,007

Change in unrealized gain
  on securities available-for-sale,
  net of applicable deferred
  income taxes                                --             --             --             --           (8,226)         (8,226)
----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1998                     999,752   $  5,998,512   $  2,832,897   $  2,881,896   $     22,154    $ 11,735,459
==================================================================================================================================

*net of applicable deferred income taxes
See notes to financial statements.

Capital Bank, N.A.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                    Six Months Ended June 30,
-----------------------------------------------------------------------------------------------
                                                                       1998          1997
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                      $    822,007   $    600,833
  Adjustments to reconcile net income to net
    net cash provided by operating activities:
     Provision for loan losses                                         120,000         95,000
     Depreciation and amortization                                     167,295        181,961
     Gain (loss) on sale of other real estate owned                          0        (59,380)
     Provision for losses on other real estate owned                         0         39,536
     Accrued interest and other assets                                  33,230        297,633
     Other liabilities                                                 265,592         31,981
-----------------------------------------------------------------------------------------------
        Net cash provided by operating activities                    1,408,124      1,187,563
-----------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Maturities or prepayments of  securities available-for-sale     6,500,000      3,992,500
     Purchase of securities available-for-sale                      (7,592,835)    (6,501,689)
     Maturities of securities held-to-maturity                         500,000              0
     Net increase  in loans                                         (5,591,046)    (7,357,295)
     Purchase of premises and equipment                                (71,454)      (148,601)
     Proceeds from sale of other real estate owned                      63,020        571,765
-----------------------------------------------------------------------------------------------
       Net cash used in investing activities                        (6,192,315)    (9,443,321)
-----------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Net increase in deposits                                        6,268,823     15,868,940
     Net decrease in customer repurchase agreements                 (1,531,107)    (5,057,246)
     Net decrease in other borrowed funds                             (361,944)       631,091
     Sale of common stock                                              230,630         17,550
-----------------------------------------------------------------------------------------------
       Net cash used by  financing activities                        4,606,402     11,460,335
-----------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                  (177,789)     3,204,577
Cash and cash equivalents at beginning
  of the period                                                     31,315,491     16,893,388
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                     $    31,137,702   $ 20,097,965
===============================================================================================

Supplemental Disclosure:
Interest paid during the period                                $     2,916,732   $  2,131,751
===============================================================================================

See notes to financial statements.

Capital Bank, N.A.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1998

Note 1: Basis of Presentation

The Statements of Condition for Capital Bank, N.A. as of June 30, 1998 and December 31, 1997, the Statements of Operations for the three and six months ended June 30, 1998 and 1997, and the Statements of Cash Flows for the six months ended June 30, 1998 and 1997 included in Form 10- QSB have been prepared by the Bank pursuant to the rules and regulations of the Comptroller of the Currency. The Statements are unaudited except for the Statement of Condition as of December 31, 1997.

The accounting policies followed for the interim reporting period are set forth in Note 1 of the Bank's latest annual report on Form 10-KSB filed with the Office of the Comptroller of the Currency.

In the opinion of management, the interim financial statements reflect all adjustments (which include only recurring adjustments) necessary for a fair presentation of the information contained therein. The interim results of operations for the six months ending June 30, 1998 are not necessarily indicative of the results which may be expected for the full year.

Note 2: Risk Elements - Loans

Nonaccruing loans aggregated $618,000 at June 30, 1998 compared with $968,000 at June 30, 1997. Included in nonaccrual loans were commercial, real estate, and consumer loans of $7,000, $550,000 and $61,000, respectively, at June 30, 1998, as compared to $141,000, 827,000, and $0, respectively, at June 30, 1997. Nonaccruing loans aggregated approximately 0.58% of loans outstanding as at June 30, 1998 as compared to 1.04% at June 30, 1997.

Loans 90 days or more past due at June 30, 1998 and June 30, 1997 still accruing interest aggregated $3,000 or approximately 0.003% of loans outstanding for both periods.

The Bank continues to receive payments on substantially all loans in non-accrual status. Past due loans are reviewed regularly in connection with management's review of the allowance for loan losses as it relates to the evaluation of collateral and the prospects for repayment of principal and interest. Loans are placed on nonaccrual status when management deems that collectibility of principal or interest is doubtful. Generally, loans that are more than 90 days past due are placed on nonaccrual status, unless they are well secured and in the process of collection. Charge-offs to the allowance are made when a loss is deemed probable.

ITEM 2:


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

INTRODUCTION

Capital Bank, N.A. (the "Bank") is a national bank with assets of $167.2 million at June 30, 1998.

The following discussion focuses on information about the Bank's financial condition and results of operations that may not be readily apparent from a review of the financial statements. The discussion should be read in conjunction with the financial statements and selected financial data presented elsewhere in this report.

Financial Condition - June 30, 1998 vs. December 31, 1997

Assets
At June 30, 1998, total assets were $167.2 million compared to $161.5 million at December 31, 1997. The $5.7 million increase in assets was primarily due to increases of $5.4 million in net loans and $0.3 million in securities.

Liabilities
Total liabilities increased by $4.6 million primarily due to increases of $1.2 million in non-interest bearing demand accounts, $7.2 million in certificates of deposit , offset by decreases in Savings, NOW and money market accounts of $2 million and customer repurchase accounts of $1.5 million.

Capital Resources
The Comptroller of the Currency utilizes guidelines in assessing the adequacy of capital of national banks. These guidelines, which include the leverage ratio and the risk-based capital ratios, are considered in regulators' examinations and are reviewed periodically for potential adjustments based upon changes in the economy, financial markets and banking practices.

The minimum leverage ratio (Tier One Capital to average quarterly total assets) required by regulators is 4%, however, most institutions are expected to maintain an excess of 1% to 2% above the minimum. The Bank has adopted a Capital Plan, whereby a minimum leverage ratio of 5% will be maintained. At June 30, 1998, the Bank's leverage ratio was 7.32% compared to 7.38% at June 30, 1997.

Tier One and total risk-based capital ratios imposed on banks by regulators vary according to a bank's risk profile. The Bank's internal capital policy requires minimum Tier One and total risk- based capital ratios of 6% and 10%, respectively. At June 30, 1998, the Bank's Tier One and total risk-based capital ratios were 10.25% and 11.14%, respectively.

In the opinion of management, these ratios are sufficient to protect depositors and to facilitate future growth. The Bank's management continually reviews capital adequacy. The various alternatives for generating equity from internal and external sources are constantly under review to ascertain the most effective approach for the Bank.

Liquidity and Asset/Liability Management
Liquidity represents the Bank's ability to support asset growth, meet customers borrowing needs, fund deposit withdrawals and maintain reserve requirements. On the asset side, the primary sources of liquidity are Federal funds sold, investment securities and scheduled repayments on outstanding loans. On the liability side, the principal source of liquidity is deposit growth.

The liquidity position is evaluated daily by management to maintain a level of liquidity conducive to efficient operations. Attention is directed primarily to assets or liabilities that mature or can be repriced within a period of 30 to 365 days. The Bank attempts to match a portion of its assets and liabilities in order to minimize variability in net interest income. This practice also serves to minimize both liquidity and interest rate risk. Prudent risks are taken, however, by leaving certain assets and liabilities unmatched in an effort to benefit from the interest rate sensitivity created.

The Bank accepts a certain portion of liabilities in the form of certificates of deposit of $100,000 or more, customer repurchase agreements, and other short-term borrowing. As of June 30, 1998, the Bank had $29,900,000 or 22.1% of total deposits in time deposits in denominations of $100,000 or more, $18,133,000 in customer repurchase agreements and $888,000 in Treasury Tax and Loan note option funds which are classified as other short-term borrowings.

The liabilities previously discussed are classified as non-core funding sources, as defined in A User's Guide for the Uniform Bank Performance Report. As of June 30, 1998, the Bank's non-core funding dependency ratio stood at 4.95%.

A portion of the Bank's time deposits come from deposit brokers (brokered deposits). As of June 30, 1998, brokered deposits totaled $4,452,000, or 2.90% of total deposits and repurchase accounts.

Results of Operations - Six Months Ended June 30, 1998 and 1997

The Bank recorded pre-tax income of $1,348,000 year-to-date compared to the prior year of $1,001,000, an increase of $347,000.

The Bank recorded net income of $822,000 for the first half of 1998 compared to net income of $601,000 during the same period in 1997. Significant differences from prior year were:

o Net interest income was up by $313,000 as a result of the strong growth in earning assets offsetting a decline in net interest margin. The Bank's net interest margin decreased to 4.71% for the six months ended June 30, 1998, as compared to 5.22% for the same period in 1997.

o          Non-interest   expense  increased  only  marginally  by  $17,000,  as
           increases in data processing and personnel expenses were offset by reductions in occupancy expense and miscellaneous losses.

o Provision for loan losses increased by $25,000 from the prior year in keeping with the continued growth in the loan portfolio.

o Provision for income taxes increased by $126,000 from 1997 in keeping with the higher level of pre-tax income.

Impact of Inflation and Changing Prices

The impact of inflation on the Bank is reflected primarily in the increased costs of operations. These increased costs are generally passed on to Bank customers in the form of increased service fees. Since the primary assets and liabilities of the Bank are monetary in nature, the impact of inflation on interest rates has had, and is expected to continue to have, an effect on net income.

In structuring fees, negotiating loan margins and developing customer relationships, management concentrates its efforts on maximizing earnings capacity while attempting to contain increases in operating expenses. In addition, management continually reviews the feasibility of new and additional fee-generating services to offset the effects of inflation and changing prices with an objective of increased earnings.

                               CAPITAL BANK, N.A.
                        SELECTED STATISTICAL INFORMATION
                    INTEREST RATES AND INTEREST DIFFERENTIAL
                       (All Dollar Amounts In Thousands)

                                                               Six Months Ended June 30,
                                 ---------------------------------------------------------------------------
                                               1998                                         1997
                                 ----------------------------------   --------------------------------------
                                                           Average                            Average
                                 Average                    Yield     Average                  Yield
                                 Balance      Interest*    or Rate*   Balance   Interest*     or Rate*
                                 -------      ---------    --------   -------   ---------     --------
ASSETS:
Interest earning assets:
 Loans, net of unearned income  $ 102,602    $  4,847       9.53%     $ 88,981   $  4,336        9.83%
 Tax-exempt loans                     108           5       9.34%          122          6        9.92%

 Total loans net of
  unearned income                 102,710       4,852       9.53%       89,103      4,342        9.83%



 Securities:
  Taxable                          28,978         830       5.78%       23,939        710        5.98%
 Federal funds sold                19,145         527       5.55%       10,080        273        5.46%
                                 --------      ------                  -------      -----

  Net interest earning assets     150,833       6,209       8.30%      123,122      5,325        8.72%
                                 --------       -----                  -------      -----

Allowance for loan losses          (1,042)                                (894)
Cash and due from banks             5,657                                5,064
Premises and equipment, net         1,289                                1,697
Other assets                        2,395                                3,278
                                 --------                              -------

     Total assets               $ 159,132                             $132,267
                                 ========                              =======




*Loans in nonaccrual status, which have been reclassified as other assets, have not been included in average balances for the purposes of computing average yield or rate. Loan fees are not included in interest income.

                               CAPITAL BANK, N.A.
                        SELECTED STATISTICAL INFORMATION
                    INTEREST RATES AND INTEREST DIFFERENTIAL
                       (All Dollar Amounts In Thousands)
                                  (Continued)

                                                                    Six Months Ended June 30,
                                      ---------------------------------------------------------------------------
                                                      1998                                      1997
                                      ----------------------------------   --------------------------------------
                                                                Average                                 Average
                                      Average                    Yield          Average                  Yield
                                      Balance      Interest*    or Rate*        Balance   Interest*     or Rate*
                                      -------      ---------    --------        -------   ---------     --------

LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Interest bearing liabilities:
 Deposits:
  Savings, NOW and money market      $  46,173        723         3.16%       $  38,033        565         3.00%
  Time                                  57,069      1,559         5.51%          47,284      1,271         5.42%
                                      --------    -------                      --------     ------
   Total interest
    bearing deposits                   103,242      2,282         4.46%          85,317      1,836         4.34%
                                      --------    -------                      --------     ------
Customer repurchase agreements
 and short-term borrowings              18,586        407         4.42%          13,557        301         4.48%
                                      --------    -------                      --------     ------
   Total interest
    bearing liabilities                121,828      2,689         4.45%          98,874      2,137         4.36%
                                      --------    -------                      --------     ------
Demand deposits                         24,172                                   21,708
Other liabilities                        1,954                                    1,979
Stockholders' equity                    11,178                                    9,706
                                      --------                                 --------

     Total liabilities and
      stockholders' equity           $ 159,132                                $ 132,267
                                      ========                                 ========



Net interest earnings/margin (as a
 percent of interest earning assets)             $  3,520         4.71%                    $ 3,188         5.22%
                                                  =======         ====                      ======        =====

Utilization rate                                                 94.78%                                   93.09%
                                                                 =====                                    =====


*     See previous page for explanation

                           PART II. OTHER INFORMATION

ITEM 1:    LEGAL PROCEEDINGS

At the present time, the Bank is not a party to any lawsuit or other legal proceeding which is expected to have a material adverse effect on the financial condition or results of operations of the Bank.

The Bank is not aware of any material proceedings to which any director, officer or affiliate of the Bank or any owner of record or beneficiary of more than five percent (5%) of securities of the Bank or any associate of any such director, officer, affiliate of the Bank or security holder is a party, adverse to the Bank.

ITEM 4:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On April 21, 1998 the Annual Meeting of Shareholders was convened at the main office of Capital Bank, N.A. in Rockville, Maryland with a total of 840,479 shares of the Bank's stock represented in person or by proxy out of a total of 981,192 shares of common stock outstanding and 977,577 entitled to vote. The following business was conducted at the meeting:

a.     Election of Directors

The following nine individuals were elected to hold offices as Directors of the Bank until the next Annual Meeting of Shareholders or until their successors shall have been elected and shall have qualified:

                                                             Shares Voted For
                                  Directors                   Each Director
                      ------------------------------       ------------------
                      Stephen N. Ashman                           840,479
                      Joshua B. Bernstein                         840,479
                      Patricia Ghiglino                           840,479
                      Javier J. Holtz                             837,479
                      Jay E. Katzen                               840,479
                      Robert J. Mozer                             840,479
                      Steven J. Schwartz                          840,479
                      George H. Walker                            840,479
                      Frank E. Williams, Jr.                      840,479

There were no other items of business brought before the shareholders of Capital Bank.

ITEM 5:    OTHER INFORMATION

On June 23, 1998, FCNB Corp ("FCNB"),  FCNB Bank (the "Bank"), and Capital Bank,
National  Association   ("Capital")  entered  into  an  Agreement  and  Plan  of
Reorganization  and Merger (the

"Merger Agreement"), pursuant to which Capital will be acquired by FCNB. The Board of Directors of Capital approved the Merger Agreement and the transactions contemplated thereby at a meeting held on June 23, 1998.

In accordance with the terms of the Merger Agreement, FCNB will acquire Capital pursuant to the merger (the "Merger") of Capital with and into the Bank, with the Bank as the surviving entity resulting from the Merger.

Upon consummation of the Merger, each share of the $6.00 par value common stock of Capital ("Capital Common Stock") (excluding shares of Capital Common Stock held in treasury or by any Capital subsidiary, or as to which the holders have perfected dissenters' rights in accordance with the National Bank Act) issued and outstanding at the effective time of the Merger (the "Effective Time") shall be converted into the number of shares (the "Conversion Ratio") of the common stock, par value $1.00 per share, of FCNB ("FCNB Common Stock") determined by dividing (i) forty dollars ($40.00) by (ii) the value of a share of FCNB Common Stock as determined in accordance with the Merger Agreement, provided, however, that except as provided in Section 8.1(h) of the Merger Agreement, in no event shall the Conversion Ratio exceed 1.3932 shares of FCNB Common Stock for each share of Capital Common Stock (the "Maximum Conversion Ratio") or be less than
1.1399 shares of FCNB Common Stock for each share of Capital Common Stock (the "Minimum Conversion Ratio").

In addition, at the Effective Time, each incentive stock option to purchase or acquire shares of Capital Common Stock granted by Capital under the Capital stock plans, which are outstanding at the Effective Time shall be converted into and become rights with respect to FCNB Common Stock on a basis that reflects the Conversion Ratio. Each Capital incentive option held by an employee or officer of Capital who will not be a continuing employee of the Bank following the Effective Time and each stock option issued to Capital's directors outstanding as of the Effective Time will be converted into the number of shares of FCNB Common Stock as determined in accordance with the terms of the Merger Agreement.

The Merger is intended to constitute a tax-free transaction under the Internal Revenue Code of 1986, as amended, and be accounted for as a pooling of interests.

Consummation of the Merger is subject to various conditions including: (i) receipt of the approval by the stockholders of Capital and FCNB of appropriate matters relating to the Merger Agreement and the Merger required to be approved under applicable law; (ii) receipt of certain federal and state regulatory approvals; (iii) receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger; (iv) receipt of letters from the independent accountants of FCNB to the effect that the Merger will qualify for pooling of interests accounting treatment; and (v) satisfaction of certain other conditions.

Under the Merger Agreement, Capital has the right to terminate the Merger Agreement if, at the Closing Date, the value of FCNB Common Stock as determined in accordance with the terms of the Merger Agreement is less than $23.93. In the event that Capital gives notice of its intention to terminate the Merger Agreement based on such provision, FCNB has the right, within five days of FCNB's receipt of such notice, to elect to adjust the Conversion Ratio in accordance with the terms of the Merger Agreement, and, thereby remove Capital's right to terminate.

In connection with executing the Merger Agreement, FCNB and Capital entered into a stock option agreement (the "Stock Option Agreement") pursuant to which Capital granted to FCNB an option to purchase up to 248,278 shares of Capital Common Stock (representing 19.9% of the outstanding shares of Capital Common Stock after giving effect to the exercise of the option), at a purchase price of $35.00 per share, upon certain terms and in accordance with certain conditions.

The Merger Agreement and the Merger will be submitted for approval at separate meetings of the stockholders of Capital and FCNB. FCNB will file a Registration Statement with the Securities and Exchange Commission in connection with the issuance of shares of FCNB Common Stock upon consummation of the Merger. In connection with the stockholder meetings, FCNB and Capital will prepare and file with the Securities and Exchange Commission and the Office of the Comptroller of the Currency a joint proxy statement and mail such joint proxy statement to their respective stockholders.

ITEM 6:  EXHIBITS AND REPORTS ON FORM 8-K

(A)        Exhibits

           Agreement and Plan of Reorganization and Merger, dated as of June 23, 1998, by and among FCNB Corp, FCNB Bank, and Capital Bank, National Association

           Stock Option Agreement, dated as of June 23, 1998, by and between FCNB Corp and Capital Bank, National Association

           Text of press release, dated June 23, 1998, issued by Capital Bank, National Association

(B)        Reports filed on Form 8-K

           The Bank did not file any reports on Form 8-K during the fiscal quarter ended June 30, 1998.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Capital Bank, N.A.

Date:     August 6, 1998                  By: /s/ MARILYN M. AYRES
                                             --------------------------------
                                             Marilyn M. Ayres
                                             Senior Vice President and Cashier
                                             (Principal Financial Officer)

                                INDEX TO EXHIBITS

                                                                                                    Sequential
Exhibit                                                                                               Page No.
-------                                                                                               --------

 2.1                         Agreement and Plan of Reorganization and                                      16
                             Merger,  dated as of June 23,  1998,  by and  among
                             FCNB Corp,  FCNB Bank,  and Capital Bank,  National
                             Association

 2.2                         Stock Option Agreement, dated as of June 23,                                  57
                             1998, by and between FCNB Corp and

                             Capital Bank, National Association

99.1                         Text of press release,  dated June 23, 1998, issued                           62
                             by Capital Bank, National Association